<PRE>
Form 13G Holding Report
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 13G

FORM 13G COVER PAGE
Report for the Calendar Year or Quarter Ended: 12/31/08

Check here if Amendment [ ]; Amendment Number:
This Amendment (Check only one.): [ ] is a restatement.
                                  [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: Standard Life Investments
Address: 1 George Street
         Edinburgh
         EH2 2LL
         Scotland
         United Kingdom

13G File Number:  28-06065

The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name : Sharon Burns
Title: Fund Management Support Manager
Phone: +44 131 245 0958

Signature, Place, and Date of Signing:

Sharon Burns Edinburgh, Scotland 02/11/09

Report Type (Check only one.):

[X] 13G HOLDINGS REPORT. (Check here if all holdings of this reporting manager are reported in this report.)

[ ] 13G NOTICE. (Check here if no holdings reported are in this report, and all holdings are reported by other reporting manager(s).)

[ ] 13G COMBINATION REPORT. (Check here if a portion of the holdings for this reporting manager are reported in this report and a portion are reported by other reporting manager(s).)


List of Other Managers Reporting for this Manager:

I AM SIGNING THIS REPORT AS REQUIRED BY SECURITIES EXCHANGE
ACT 1934

FORM 13G SUMMARY PAGE


Report Summary:

Number of Other Included Managers: 0

Form 13G Information Table Entry Total: 2

Form 13G Information Table Value Total: 46436

List of Other Included Managers:
NONE

                                               FORM 13G INFORMATION TABLE
                                                          VALUE    SHARES/  SH/ PUT/ INVSTMT OTHER        VOTING AUTHORITY
NAME OF ISSUER                 TITLE OF CLASS   CUSIP     (x$1000) PRN AMT  PRN CALL DSCRETN MANAGERS     SOLE     SHARED   NONE
------------------------------ ---------------- --------- -------- -------- --- ---- ------- ------------ -------- -------- --------
AMAG Pharmaceuticals Inc       Common StockUSD  00163U106    41061  1145194 SH       SOLE                  1145194